Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

05011624

Our Ref: LB/CS/24/3

Your Ref: 82-2782

28 September 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 22 September 2005.

- Adoption of International Financial Reporting Standards

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
SEP 30 2005
199
WASH., D.C.

10/5

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

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Regulatory Announcement

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Kelda Group

Company	Kelda Group PLC
TIDM	KEL
Headline	Statement re Adoption of IFRS
Released	12:00 28-Sep-05
Number	PRNUK-2809

Kelda Group PLC
Adoption of International Financial Reporting Standards

1. Highlights

- No change to actual cash flows, the intent going forward in AMP4 regarding dividends or distributable reserves.
- Profit before tax for the year ended 31 March 2005 under UK GAAP of £212.0m is reduced by £4.3m (2.0%) from restatement under IFRS. In 2005/06 a modest increase in profitability before tax is anticipated from the introduction of IFRS.
- Basic EPS for the year ended 31 March 2005 is restated under IFRS at 40.5p by comparison to 47.0p under UK GAAP, including a full deferred tax charge, whereas the impact to Adjusted EPS, excluding deferred tax, is to restate 53.2p at 52.1p under IFRS for the same period.
- Net assets at 31 March 2005 reduces from £1,786.3m under UK GAAP to £1,442.2m under IFRS, a reduction of £344.1m (2004: £330.0m), primarily due to the deferred tax provision no longer being discounted and the inclusion of the pension fund deficit.
- Group gearing increases from 50% to 55% at 31 March 2005 although Yorkshire Water debt to RAV is unaffected and there is no impact on debt covenant compliance.

2. Introduction

In accordance with European Regulations for listed entities, Kelda is required to adopt International Financial Reporting Standards ('IFRS') for its

consolidated accounts for accounting periods commencing 1 April 2005. The group's first published interim statements under IFRS will be the results for the six months to 30 September 2005 and announced on 30 November 2005.

In advance of the publication of future results on an IFRS basis, set out below are an un-audited restatement of financial statements which were previously reported under UK Generally Accepted Accounting Practice ('UK GAAP'), together with a summary and explanations of the major changes. These adjustments are explained in detail in later sections of the document.

The major accounting changes which are required by the introduction of IFRS are:

- Infrastructure renewals accounting (IAS 16) - infrastructure renewals expenditure will be allocated between operating and capital expenditure, the latter being depreciated in accordance with IAS 16. The infrastructure renewals charge will be replaced by the resulting depreciation charge and operating costs.

- Share-based payment charges (IFRS 2) - the fair value of all share based payments, including share options, is recorded as an expense in the income statement.

- Employee benefits (IAS 19) - deficits arising in the Group's defined benefit pension schemes are recognised on the balance sheet from 1 April 2004.

- Goodwill - the Aquarion goodwill, previously fixed in sterling, is now held in US dollars and retranslated at each balance sheet date (IAS 21). Goodwill will not be amortised through the income statement and is instead subject to an annual impairment review (IFRS 3).

- Deferred tax (IAS 12) - discounting of the deferred tax provision is no longer permitted.

- Financial instruments (IAS 39) - The fair value of interest rate swaps is posted to equity.

There are also significant changes in the presentation of the financial statements including the presentation of the results of equity accounted associates and joint ventures.

Kelda intends to apply IFRS only to its consolidated accounts. Subsidiary

accounts will continue to be reported in accordance with UK GAAP.

3. Basis of preparation

The financial statements of the Group are prepared under the historical cost convention except for certain derivative financial instruments that have been measured at fair value. The un-audited financial information in the statements set out below has been prepared in accordance with the International Accounting Standards ('IAS') and International Financial Reporting Standards ('IFRS') expected to apply to the Group at 31 March 2006. The date of transition from accounting under UK GAAP to accounting under IFRS is 1 April 2004. Certain standards are still subject to change. In particular the European Commission has not yet endorsed the amendment to IAS 19 - Employee Benefits, which the Group has adopted in respect of the treatment of actuarial gains and losses. As a result there may be further changes when the Group prepares its first full year IFRS financial statements.

To enhance comparability the Group has chosen to adopt IAS 32 and IAS 39 with effect from 1 April 2004 and has not elected to defer application of these standards to 1 April 2005.

A document containing the Group's accounting policies, which have been fully revised in accordance with IFRS, can be found on the Group's website at www.keldagroup.com in the investor relations section.

4. Key impacts of IFRS

The tables below summarise the key impacts of IFRS. Further details are given in the full restated accounts at section 7.

In order to comply with the requirements on adoption of IFRS for the comparative period to be restated onto the same basis as the current year, the transitional net assets at 1 April 2004 have been restated, in addition to the financial information for the six months ended 30 September 2004 and the year ended 31 March 2005.

4.1 Income statement

	Un-audited six months ended 30	Un-audited year ended 31

	Ref.	September 2004	March 2005
		£m	£m
Profit before tax - UK GAAP		107.9	212.0
Associates' and joint ventures' tax reclassified		(0.4)	(0.8)
		107.5	211.2
Infrastructure renewals accounting (IAS 16)	6.1	(3.3)	(6.8)
Share based payments (IFRS 2)	6.2	(0.1)	1.0
Employee benefits (IAS 19)	6.3	2.0	0.5
Goodwill amortisation (IFRS 3)	6.4	0.5	1.0
Total adjustments		(0.9)	(4.3)
Profit before tax - IFRS		106.6	206.9

The IFRS adjustments result in related tax adjustments, which together with further adjustments to the tax charge arising under the provisions of IAS 12 are shown in section 7.1.

4.2 Earnings per share

	Six months ended 30 September 2004			Year ended 31 March 2005		
	Earnings	Shares	EPS	Earnings	Shares	EPS
	£m	m	p	£m	m	p
Basic EPS:						
UK GAAP basis	92.5	370.3	25.0	174.2	370.5	47.0
Infrastructure renewals (IAS 16)	(2.3)		(0.7)	(4.8)		(1.3)
Share based	(0.2)		-	1.2		0.3

payments (IFRS 2)						
Employee benefits (IAS 19)	1.2		0.3	2.3		0.6
Goodwill (IFRS 3)	0.5		0.1	1.0		0.3
Deferred Tax (IAS 12)	(14.5)		(3.9)	(23.7)		(6.4)
IFRS basis	77.2		20.8	150.2		40.5
Adjusted EPS:						
UK GAAP basis	94.9	370.3	25.6	197.2	370.5	53.2
Infrastructure renewals (IAS 16)	(3.3)		(0.9)	(6.8)		(1.8)
Share based payments (IFRS 2)	(0.1)		-	1.0		0.3
Employee benefits (IAS 19)	2.0		0.6	0.5		0.1
Goodwill (IFRS 3)	0.5		0.1	1.0		0.3
IFRS basis	94.0		25.4	192.9		52.1

4.3 Net Assets

	Ref.	Unaudited 1 April 2004 £m	Unaudited 30 September 2004 £m	Unaudited 31 March 2005 £m
Net assets - UK GAAP		1,714.9	1,777.7	1,786.3
Infrastructure renewals (IAS16)	6.1	62.3	60.0	57.5
Share based payments (IFRS2)	6.2	1.0	1.0	1.5
Employee benefits (IAS19)	6.3	(70.7)	(69.7)	(62.4)
Goodwill (IFRS3)	6.4	-	0.5	1.0
Deferred tax (IAS12)	6.5	(351.7)	(366.4)	(375.0)
Financial Instruments (IAS39)	6.6	(10.4)	(9.1)	(8.1)

Retranslation of goodwill (IFRS1)	6.7	(30.0)	(26.9)	(35.5)
Dividends (IAS10)	6.8	69.5	30.8	76.9
Net assets - IFRS basis		1,384.9	1,397.9	1,442.2

4.4 Cash flow

IFRS accounting adjustments have no impact on the Group's actual cash flows. Under IAS cash equivalents are defined as including short term deposits with original maturity within 3 months. Consequently the Group's short term cash deposits will no longer be shown separately in the cash flow statement.

5. Transitional arrangements

In general a company is required to determine its IFRS accounting policies and apply them retrospectively as if they had always been in place. There are however certain exemptions to this general transition requirement, some of which are optional, which are set out in IFRS 1. The Group has adopted the following exemptions in preparing its transitional IFRS statements.

- Business combinations: The Group has elected not to restate business combinations which took place prior to 1 April 2004, the transition date to IFRS, as no significant acquisitions have taken place for the last few years. However the Group has restated the goodwill created on consolidation of the US subsidiary, Aquarion, into US dollars. This will then be retranslated at each balance sheet date in line with the exchange rates in place at that date.

- Employee benefits: IAS 19 requires surpluses and deficits in defined benefit pension schemes to be recognised in the balance sheet with separate recognition of the operating and financing costs of the schemes within the income statement. The group has chosen to recognise the deficit arising in the pension schemes at the date of transition directly in reserves. Future actuarial gains and losses which arise in the schemes will be recognised in the statement of recognised income and expenditure. The option is permitted by an amendment to IAS19 which is still to be endorsed by the European Commission.

- Translation differences: The Group has taken advantage of the exemption under IFRS allowing cumulative translation differences, recognised on translation of foreign operations, to be

reset to zero at the transition date.

- Infrastructure renewals: The Group has adopted the option to restate infrastructure assets to use fair value as the deemed historic cost.

- Share based payments: The Group has chosen to adopt the exemption to apply IFRS/2 `Share based payments' only to equity settled awards granted after 7 November 2002 and not fully vested before 1 January 2005.

- Financial instruments: The Group has not taken advantage of available exemptions and has restated comparatives for IAS/32 `Financial Instruments: Disclosure and Presentation' and IAS 39 `Financial Instruments: Recognition and Measurement' to enhance the comparability of the financial statements.

6. Impact of changes in accounting policies

6.1 Infrastructure renewals

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage, reservoirs, dams and sea out-falls. Prior to 1 April 2004, expenditure on infrastructure assets to increase capacity or enhance the network and to maintain operating capability of the network was treated as a fixed asset addition after deducting grants and contributions. The depreciation charge was the estimated level of annual expenditure required to maintain the operating capability of the network based on an independently certified asset management plan. This policy is no longer permitted under IAS 16. The opening balance for infrastructure assets under IAS 16 was restated to the estimated fair value of the infrastructure network as a whole as the deemed historic cost. Subsequent expenditure will be classified as operating expenditure or capital and depreciated in accordance with IAS 16.

	Six months ended 30 September 2004 £m	Year ended 31 March 2005 £m
Infrastructure renewals charge under UK GAAP	20.2	40.4

Operating charges	(13.0)	(28.8)
Depreciation	(10.5)	(18.4)
Additional charge under IFRS	(3.3)	(6.8)

The infrastructure renewals charge under UK GAAP was expected to increase beyond 1 April 2005. The combined operating charges and depreciation under IFRS are expected to be less than the on-going infrastructure renewals charge under UK GAAP by a modest amount.

The adjustment to property, plant and equipment by estimating the fair value of the infrastructure assets increased the opening balance at 1 April 2004 by £89.0m before deferred tax.

6.2 Share based payments

Under UK GAAP, and prior to 1 April 2005, the company recognised an expense in relation to its Long Term Incentive Plan (LTIP) but not the Save As You Earn (SAYE) schemes. The introduction of IFRS will lead to an expense being recognised in relation to the SAYE schemes using the Black Scholes model.

However, the introduction of FRS 20 'Share-based payment' with effect from 1 April 2005 results in no difference between UK GAAP and IFRS thereafter.

In considering IFRS profitability by comparison to UK GAAP a credit of £1m arose in the year ended 31 March 2005 from issuing shares under the SAYE schemes at below book value. This is not expected to recur in 2005/06.

6.3 Employee benefits

Under IAS 19 the Group's obligations to fund its defined benefit pensions schemes must be recognised in the financial statements. IAS 19 also requires the separate recognition of the operating and finance costs of the scheme within the income statement. There are several options available for the recognition of actuarial gains and losses. The Group has adopted the method permitted by recent amendment to IAS 19 and will recognise any further variations arising in a particular period in full in the statement of recognised income and expense. As

mentioned above this amendment has yet to be endorsed by the European Commission and so this policy is subject to change.

Income statement:

	Six months ended 30 September 2004	Year ended 31 March 2005
	£m	£m
Pension charge under UK GAAP	6.7	11.3
Service costs	(5.7)	(12.5)
Interest costs	(17.7)	(35.8)
Expected return on assets	18.7	37.5
Impact on profit before tax under IFRS	2.0	0.5

Balance sheet:

	1 April 2004	30 September 2004	31 March 2005
	£m	£m	£m
Deficits (pre-tax) at date of transition	107.5	107.5	107.5
Pension costs under IFRS (net of contributions)	-	(2.0)	4.9
Actuarial losses, exchange and other differences	-	0.3	(8.6)
Deficit (pre-tax) reported in balance sheet	107.5	105.8	103.8

6.4 Business combinations

Under IFRS 3 goodwill is not amortised but must be tested annually for impairment. Following this requirement goodwill amortisation ceased from 1 April 2004 with the value at that date being adopted as the fair value of goodwill.

In the year ended 31 March 2005 £1.0m goodwill amortisation previously charged under UK GAAP has been written back to the income statement under IFRS.

6.5 Deferred Tax

Under IAS 12 deferred tax is not permitted to be discounted. The discount at 31 March 2005 under UK GAAP was £374.3m (2004: £351.0m).

Adoption of IFRS will lead to an increased tax charge by comparison with UK GAAP. The effective tax rate for the year ended 31 March 2005 under IFRS is 29.1%, ignoring adjustments in respect of prior years.

IAS 12 also requires deferred tax to be provided on all temporary differences rather than just timing differences. There has been a change in the deferred tax charges due to changes in the calculation rules applied to assets and liabilities previously recognised under UK GAAP. For example, under IFRS deferred tax must be recognised on capital gains which are rolled over into other assets - UK GAAP did not require this. Deferred tax changes have also arisen as a result of the recognition of items under IFRS not previously recognised under UK GAAP. This includes the deficits on the Group's defined benefit pension schemes.

The impact of the changes outlined above are as follows:

	1 April 2004 £m	30 September 2004 £m	31 March 2005 £m
Deferred tax liability under UK GAAP	191.8	194.4	206.8
Removal of discount	351.0	365.7	374.3
Roll-over relief on capital gain	0.7	0.7	0.7
Infrastructure assets	26.7	25.7	24.7
Share based payments	(1.0)	(1.0)	(1.5)
Employee benefits	(34.0)	(33.3)	(33.2)
Financial instruments	(4.2)	(3.7)	(3.2)
Net deferred tax under IFRS	531.0	548.5	568.6

6.6 Financial instruments

The Group uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates and interest rates. All derivative financial instruments are accounted for at fair value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged or credited to equity depending on the nature of the hedge relationship.

The Group has interest rate swaps which hedge against finance lease payments within a subsidiary of the group, Yorkshire Water Services Limited. The Group pays LIBOR on leases and the swaps have the effect of receiving LIBOR and

paying a fixed rate. Floating to fixed rate swaps are a cash flow hedge. The accounting treatment is to restate the swaps to fair value and recognise any movements directly in equity via the `Statement of changes in equity'. Amounts recognised in equity are then recognised in the income statement in the same period or periods in which the hedged cash flows occur.

Initial recognition sees the fair value of the swaps as a liability in the balance sheet with a debit to equity. Going forward the swaps will be marked to market with fair value movements posted to equity.

The Group also has a series of swaps to hedge a `Eurobond'. There are three sets of swaps: fixed euro to floating euro interest rate swaps, floating euro to floating sterling and then floating sterling to fixed sterling. It is permitted to look at derivatives in aggregate and therefore the first two sets of swaps achieve a fair value hedge of the Eurobond both in terms of currency and interest rate risk. The item being hedged is then adjusted for the fair value of the risk hedged. The third swap does not meet the hedging criteria and therefore the instrument is restated to fair value with movements posted to the income statement.

Initial recognition sees the creation of a financial asset, with the corresponding entry going to reserves, and the derivatives are recognised with a corresponding financial liability.

The Group has an RPI bond which contains an embedded derivative, namely the RPI uplift of interest and principal. Under IAS 39 there is no requirement to account for this derivative separately if the economic characteristics of the derivative are closely related to those of the underlying debt instrument. The instrument and the derivative are closely related and so we will not account for the embedded derivative separately and therefore there is no change to the accounting under IAS 39.

The redeemable preference shares are reclassified from equity to long term debt.

6.7 Retranslation of goodwill and foreign currencies

Under IAS 21, where an entity has previously accounted for goodwill arising on the acquisition of a foreign operation as an asset of the Group and therefore denominated in the currency of the Group (sterling), such goodwill must now be treated as being denominated in a foreign currency and translated into the Group's functional currency. Goodwill arising on the acquisition of the US subsidiary has previously been held in sterling. From 31 March 2004 goodwill was retranslated into US dollars. At 31 March 2004 the cumulative translation differences on the US goodwill of £30.0m were recognised.

Also under IAS 21 cumulative translation differences arising from translation of foreign operations going forward are recorded in equity and then recycled as a gain or loss on disposal when the operation is sold, with the exception that cumulative translation differences up until the date of transition are not recycled.

6.8 Dividends

Under IAS 10 dividends are not recognised until they are declared. The final and interim dividends declared after the end of the relevant accounting period have therefore been reversed, resulting in an increase in net assets at the end of each accounting period.

Dividends will no longer be shown on the face of the income statement but instead will be shown within the analysis of movements on reserves.

Net assets are increased by £76.9m at 31 March 2005 (2004: £69.5m) due to the reversal of dividends proposed but not approved at the balance sheet date.

7.1 Restated Income Statements

Six months ended 30 September 2004

	Ref	UK GAAP £m	Reclass of associates and JVs £m	Adjustments £m	IFRS £m
Group turnover		378.6	-	-	378.6
Operating costs	6.1,2,3,4	(225.0)	-	(1.9)	(226.9)
Group operating profit		153.6	-	(1.9)	151.7
Share of associates and joint ventures		3.0	(2.2)	-	0.8
		156.6	(2.2)	(1.9)	152.5
Net interest payable	6.3	(48.7)	1.8	1.0	(45.9)
Profit before tax		107.9	(0.4)	(0.9)	106.6
Associates' and JVs' tax		(0.4)	0.4	-	
Current tax		(12.7)	-	-	(12.7)
Deferred tax	6.5	(2.3)	-	(14.4)	(16.7)
Profit attributable to shareholders		92.5	-	(15.3)	77.2

Year ended 31 March 2005

	Ref	UK GAAP £m	Reclass of associates and JVs £m	Adjustments £m	IFRS £m
Group turnover		763.0	-	-	763.0
Operating costs	6.1,2,3,4	(447.7)	-	(6.0)	(453.7)
Business reorganisation costs		(10.1)	-	-	(10.1)
Write off goodwill		(1.6)	-	-	(1.6)

Group operating profit		303.6	-	(6.0)	297.6
Share of associates and joint ventures		6.6	(4.5)	-	2.1
		310.2	(4.5)	(6.0)	299.7
Net interest payable	6.3	(98.2)	3.7	1.7	(92.8)
Profit before tax		212.0	(0.8)	(4.3)	206.9
Associates' and JVs' tax		(0.8)	0.8	-	
Current tax		(21.7)	-	-	(21.7)
Deferred tax	6.5	(15.3)	-	(19.7)	(35.0)
Profit attributable to shareholders		174.2	-	(24.0)	150.2

7.2 Restated Balance Sheets

At 31 March 2004

	Ref	UK GAAP	Adjustments	IFRS
		£m	£m	£m
Non-current assets				
Intangible assets	6.7	244.1	(30.0)	214.1
Property, plant and equipment	6.1	3,719.7	89.0	3,808.7
Investments in associated undertakings and joint ventures		1.8	-	1.8
Loans to associated undertakings and joint ventures		13.7	-	13.7
Long term financial assets	6.6	-	28.9	28.9
		3,979.3	87.9	4,067.2

Current assets				
Inventories		0.8	-	0.8
Trade and other receivables	6.3	202.4	(13.4)	189.0
Cash and cash equivalents		282.0	-	282.0
		485.2	(13.4)	471.8
Current liabilities				
Trade and other payables	6.3,6,8	(306.5)	71.5	(235.0)
Tax liabilities		(26.8)	-	(26.8)
Short term borrowings		(37.5)	-	(37.5)
		(370.8)	71.5	(299.3)
Non-current liabilities				
Long-term borrowings	6.6	(1,950.3)	(0.6)	(1,950.9)
Long-term creditors		(233.8)	-	(233.8)
Provisions for other liabilities	6.6	(2.9)	(28.7)	(31.6)
Deferred tax liability	6.5	(191.8)	(339.2)	(531.0)
Retirement benefit obligation	6.3	-	(107.5)	(107.5)
		(2,378.8)	(476.0)	(2,854.8)
Net assets		1,714.9	(330.0)	1,384.9
Equity				
Share capital		58.4	-	58.4
Share premium account		16.7	-	16.7

Reserves		1,639.2	(329.4)	1,309.8
		1,714.3	(329.4)	1,384.9
Non-equity minority interests	6.6	0.6	(0.6)	-
Net equity		1,714.9	(330.0)	1,384.9

At 30 September 2004

	Ref	UK GAAP	Adjustments	IFRS
		£m	£m	£m
Non-current assets				
Intangible assets	6.7	243.8	(26.4)	217.4
Property, plant and equipment	6.1	3,803.9	85.7	3,889.6
Investments in associated undertakings and joint ventures		1.7	-	1.7
Loans to associated undertakings and joint ventures		15.5	-	15.5
Long term financial assets	6.6	-	34.0	34.0
		4,064.9	93.3	4,158.2
Current assets				
Inventories		0.7	-	0.7
Trade and other receivables	6.3	184.2	(13.4)	170.8
Cash and cash equivalents		282.5	-	282.5
		467.4	(13.4)	454.0

Current liabilities				
Trade and other payables	6.3,6,8	(340.3)	34.6	(305.7)
Tax liabilities		(22.0)	-	(22.0)
Short term borrowings		(28.1)	-	(28.1)
		(390.4)	34.6	(355.8)
Non-current liabilities				
Long-term borrowings	6.6	(1,936.5)	(0.6)	(1,937.1)
Long-term creditors		(230.2)	-	(230.2)
Provisions for other liabilities	6.6	(3.1)	(33.8)	(36.9)
Deferred tax liability	6.5	(194.4)	(354.1)	(548.5)
Retirement benefit obligation	6.3	-	(105.8)	(105.8)
		(2,364.2)	(494.3)	(2,858.5)
Net assets		1,777.7	(379.8)	1,397.9
Equity				
Share capital		58.4	-	58.4
Share premium account		16.7	-	16.7
Reserves		1,702.0	(379.2)	1,322.8
		1,777.1	(379.2)	1,397.9
Minority interests	6.6	0.6	(0.6)	-
Net equity		1,777.7	(379.8)	1,397.9

At 31 March 2005

	Ref	UK GAAP	Adjustments	IFRS
		£m	£m	£m
Non-current assets				
Intangible assets	6.7	243.5	(34.5)	209.0
Property, plant and equipment	6.1	3,909.0	82.2	3,991.2
Investments in associated undertakings and joint ventures		2.3	-	2.3
Loans to associated undertakings and joint ventures		20.2	-	20.2
Long term financial assets	6.6	-	32.4	32.4
		4,175.0	80.1	4,255.1
Current assets				
Inventories		0.7	-	0.7
Trade and other receivables	6.3	181.9	(13.4)	168.5
Cash and cash equivalents		187.1	-	187.1
		369.7	(13.4)	356.3
Current liabilities				
Trade and other payables	6.3,6,8	(338.9)	82.2	(256.7)
Tax liabilities		(27.2)	-	(27.2)
Short term borrowings		(33.4)	-	(33.4)
		(399.5)	82.2	(317.3)

Non-current liabilities				
Long-term borrowings	6.6	(1,916.8)	(0.6)	(1,917.4)
Long-term creditors		(232.2)	-	(232.2)
Provisions for other liabilities	6.6	(3.1)	(26.8)	(29.9)
Deferred tax liability	6.5	(206.8)	(361.8)	(568.6)
Retirement benefit obligation	6.3	-	(103.8)	(103.8)
		(2,358.9)	(493.0)	(2,851.9)
Net assets		1,786.3	(344.1)	1,442.2
Equity				
Share capital		58.4	-	58.4
Share premium account		16.7	-	16.7
Reserves		1,710.6	(343.5)	1,367.1
		1,785.7	(343.5)	1,442.2
Minority interest	6.6	0.6	(0.6)	-
Net equity		1,786.3	(344.1)	1,442.2

END

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